Mail Stop 4561

September 16, 2008

Nand (Andy) Khanna
President and Chief Executive Officer
Sonasoft Corp.
6489 Camden Avenue, Suite 105
San Jose, CA  95120

> **Re:**  **Sonasoft Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 5, 2008**
> **File No.  333-150750**
>
> **Form D**
> **Filed August 25, 2008**
> **File No.  021-121940**

Dear Mr. Khanna:

We have reviewed the above filings and have the following comments.

Form S-1

Certain Relationships and Related Transactions, page 26

1.   We note the new disclosure regarding the loans made to certain of your executive officers and directors on January 2, 2003 and the fact that these loans will likely not be repaid until the spring of 2009.  If loan documents exist between the Company and each of the officers, please file the documents as exhibits to the registration statement.  See Item 601(b)(10)(i)(A) of Regulation S-K.  Please provide us with a detailed analysis as to how these loans are consistent with Section 13(k) of the Exchange Act.  As you may be aware, upon filing of your registration statement, you achieved the status of "issuer" as defined in Section 2 of the Sarbanes-Oxley Act of 2002.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

2.      Our records indicate that you filed a Form D, notice of sales of securities pursuant to Regulation D, on August 25, 2008.  Please advise us of the date of the sales of the securities covered by the Form D.  If these sales are not described in your Item 15 disclosure, revise as appropriate and set forth the facts that make the exemption available.  See Item 701 of Regulation S-K.  If any of the sales were made after the filing of your initial registration statement on May 8, 2008, please provide us with your analysis with respect to the potential for the integration of the concurrent private offering and your public offering of common stock.  See Section II.C of Release No. 33-8828 (August 3, 2007).

Form D filed August 25, 2008

C. Offering Price, Number of Investors, Expenses and Use of Proceeds

3.      You indicate in your response to question 1 of this section that you have sold securities in the amount of $3,907,924.  However, your response to question 2 of this section appears to indicate that you only sold $3,582,924 of securities.  Please explain this discrepancy.

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        As appropriate, please amend your registration statement in response to our comments.  Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3735.

Sincerely,


Barbara C. Jacobs
Assistant Director

cc:     Via Facsimile: (732) 577-1188
Kristina L. Trauger, Esq.
Anslow + Jaclin, LLP
Telephone: (732) 409-1212